Exhibit 99.2

LATTICE SEMICONDUCTOR

Q2 2016 Earnings Call

LATTICE SEMICONDUCTOR™

August 2016

Safe Harbor

This presentation contains forward-looking statements that involve estimates, assumptions, risks and uncertainties, including statements relating to our expectations around our ramping Tier 1 consumer OEM wins, that we will further reduce OpEx in 3Q16 and 4Q16, and statements relating to Q3 2016 Financial Guidance, including expected revenue, gross margin, total operating expenses, restructuring charges and acquisition related charges.

Factors that may cause actual results to differ materially from the forward-looking statements in this presentation include global economic uncertainty, overall semiconductor market conditions, market acceptance and demand for our new and existing products, the Company's dependencies on its silicon wafer suppliers, the impact of competitive products and pricing, technological and product development risks. In addition, actual results are subject to other risks and uncertainties that relate more broadly to our overall business, including those risks more fully described in Lattice's filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 2, 2016 and quarterly filings.

Certain information in this presentation is identified as having been prepared on a non-GAAP basis. Management uses non-GAAP measures to better assess operating performance and to establish operational goals. Non-GAAP information should not be viewed by investors as a substitute for data prepared in accordance with GAAP.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. The Company does not intend to update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LATTICE
SEMICONDUCTOR

Q2 2016 Summary

In Milliions

	GAAP			NON-GAAP		
	Q2 2016	Q1 2016	Q2 2015	Q2 2016	Q1 2016	Q2 2015
Revenue	99.2	96.5	106.5	99.2	96.5	109.4
Gross Margin %	58.9%	59.2%	54.6%	59.1%	60.0%	56.9%
OPEX	64.8	70.5	84.0	50.8	51.9	63.2
OP INC (loss)	(6.4)	(13.4)	(25.9)	7.7	6.0	(0.9)
OP INC (loss) %	(6.4%)	(13.8%)	(24.3%)	7.8%	6.2%	(0.8%)
EPS (diluted)	(0.12)	(0.17)	(0.30)	(0.00)	(0.01)	(0.10)

- 2Q16 revenue was inline with guidance, while gross margin was slightly above the high-end of expectations.

- Results benefitted from ramping Tier 1 consumer OEM win and continued growth in FPGA revenue. Higher license and royalty revenue was offset by softness in mobile handset content.

- 2Q16 OpEx decreased sequentially compared to 1Q16 but was above guidance as short term variable spending was higher than anticipated. Company expects to further reduce OpEx in 3Q16 and 4Q16.

- Company exited 2Q16 with FPGA shipments of greater than 1 million units a day.

LATTICE
SEMICONDUCTOR

Recent Business Highlights

Tier 1 Consumer OEMs Wins Ramping



Executing on plan set forth at start of 2016.

Multiple wins, as expected, ramping at Tier 1 consumer OEMs will drive revenue growth in 3Q16 and 4Q16.

World's First Programmable ASSP (pASSP) CrossLink™



Advanced programmable logic solution that combines flexibility and fast time to market of an FPGA with power and functional optimization of an ASSP.

Low cost video interface bridge, with highest bandwidth, lowest power and smallest footprint.

Expands Video Interface Solutions for Industrial Market



Introduced suite of 19 HDMI® transmitters, receivers, port processors and video processors.

Enable high bandwidth Full-HD and Ultra HD video transmission in intelligent automation systems.

Q2 2016 Financial Highlights

Q2 2016 Revenue was $99.2 million

- Q2 revenue was inline with guidance. Revenue reflects ramping Tier 1 consumer OEM win and continued growth in FPGA revenue. Higher license and royalty revenue was offset by softness in mobile handset content.

Q2 2016 Gross margin was 58.9% on a GAAP basis and 59.1% on a non-GAAP basis.

- Gross Margin was slightly above the high-end of expectations.
- Results reflect increased IP royalties and license revenues.

Q2 2016 Operating expenses were $64.8 million on a GAAP basis and $50.8 million on a Non-GAAP basis. GAAP results include:

- $2.6 million in restructuring charges
- $8.3 million in amortization of acquired intangible assets
- $3.1 million in stock-based compensation expense
- OpEx decreased sequentially but was above guidance. We have already identified additional areas where we can drive our cost structure lower to deliver further improvements in the second half of 2016.

Q2 2016 net loss of $0.12 per basic and diluted share on a GAAP basis, and $0.00 per basic and diluted share on a non-GAAP basis

*3Q16 Represents midpoint of financial guidance. Please see page 6.







Q3 2016 Financial Guidance

In Thousands

	Low	Midpoint	High
Revenue	$110,000	$113,000	$116,000
GAAP & Non-GAAP Gross margin %	50%	52%	54%
GAAP Operating expenses	$56,700	$57,900	$59,100
Amortization of acquired intangible assets	(8,200)	(8,300)	(8,400)
Restructuring charges	(500)	(600)	(700)
Stock-based compensation - operations	(3,900)	(4,000)	(4,100)
Non-GAAP Operating expenses	$44,100	$45,000	$45,900

LATTICE
SEMICONDUCTOR

Execution, Revenue Momentum, Predictability

Executing to Plan Set Forth at Start of 2016: Tier 1 Consumer OEM wins ramping and FPGA shipments of greater than 1 million units per day exiting 2Q16.

OpEx Trending Lower: Expect double-digit reduction in spending in 3Q16.

Increasing Revenue Momentum: Projecting double-digit revenue growth in 3Q16 led by ramping Tier 1 Consumer OEM wins, increased traction in FPGA business, continued success in the broader consumer market with both FPGAs and Imaging products, as well as growth in our Industrial and Licensing businesses.

Deleveraging Balance Sheet: Focused on cash flow management to enable aggressive pay down of debt.